PUBLIC

16002059

SEC(ISSION

Washington, D.C. 20549



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66889

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2015** AND ENDING **DECEMBER 31, 2015**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES, LLC**

OFFICAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 WEST 36TH STREET, SUITE 502
(No. and Street)

NEW YORK   **NEW YORK**   **10018**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
VICTOR PARK   **(212) 832-7600**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND   **FLORIDA**   **32751**
(Address and City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____ **VICTOR PARK** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ **ALTERNATIVE ASSET INVESTMENT MANAGEMENT SECURITIES, LLC** _____ , as of _____ **DECEMBER** ___ **31,** ___ **2015** ___ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

MANAGING MEMBER
Title

_____
Public Notary

This report** contains (check all applicable boxes);
☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) Exemption Report.
☐ (n) A copy of the SIPC Supplemental Report.
☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALTERNATIVE ASSET INVESTMENT
MANAGEMENT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Assets:

Cash and cash equivalents	$	56,006
Accounts receivable		92,566
Deposits		31,209
Total assets	$	179,781

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued liabilities	$	5,444
Deferred Revenue		23,333
Commissions Payable		77,461
Total liabilities		106,238
Member's equity:		73,543
Total liabilities and member's equity	$	179,781

The accompanying notes are an integral part of these financial statements.